UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number  000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD, LLP, independent auditors, dated June 26, 2009.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of BKD, LLP.

LMI Aerospace, Inc. Profit-Sharing
And Savings Plan and Trust
EIN 43-1309065 PN 002

Accountants’ Report and Financial Statements

December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Administrative Committee
LMI Aerospace, Inc. Profit-Sharing and
   Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

As discussed in Note 6, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

Administrative Committee
LMI Aerospace, Inc. Profit-Sharing and
   Savings Plan and Trust

The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 26, 2009

Federal Employer Identification Number:  44-0160260

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Investments, at fair value	$22,357,100	$33,692,635

Net Assets Available for Benefits	$22,357,100	$33,692,635

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Investment (Loss) Income
Net (depreciation) appreciation in fair value of investments	$(13,010,505)	$5,792,583
Interest and dividends	127,794	135,547

Net investment (loss) income	(12,882,711)	5,928,130

Contributions
Employer	436,075	388,349
Participants	2,390,847	2,143,880
Rollovers	5,239	403,456

	2,832,161	2,935,685

Total additions (net loss)	(10,050,550)	8,863,815

Deductions
Benefits paid to participants	1,230,303	1,592,476
Administrative expenses	54,682	45,918

Total deductions	1,284,985	1,638,394

Net (Decrease) Increase	(11,335,535)	7,225,421

Net Assets Available for Benefits, Beginning of Year	33,692,635	26,467,214

Net Assets Available for Benefits, End of Year	$22,357,100	$33,692,635

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust (“Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its employees who have at least 1,000 hours of service and one year of continuous employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Nationwide Trust Company, FSB serves as Plan Custodian.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions up to 60% of eligible compensation.  Employee rollover contributions are also permitted. The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors.  For the years ended December 31, 2008 and 2007, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $1,000.  There were no discretionary contribution made by the Company for the years ended December 31, 2008 and 2007. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various mutual funds and the common stock of the Company.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon.  Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of continuous service.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint-and-survivor annuity.  At December 31, 2008 and 2007, plan assets of $3,339 and $1,094, respectively, were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan shall be $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Consequently, certain revenue and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

All investments are carried at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on February 8, 2009, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 3:	Investments

The following table presents the Plan’s investments.  Investments that represent 5% or more of total plan assets in either year are separately identified.

	2008	2007

Mutual Funds
Nationwide Best of America Indexed Fixed Fund	$2,314,720	$1,630,677
American Funds Capital World Growth and Income Fund	1,481,035	2,679,874
American Funds Growth Fund of America Fund	1,208,759	1,920,093
Davis NY Venture Fund	1,003,415	1,668,821
Other	9,211,129	14,257,974

LMI Aerospace, Inc. Common Stock	5,746,792	10,379,047

Participant Loans	1,391,250	1,156,149

Total investments	$22,357,100	$33,692,635

Included in the LMI Aerospace, Inc. Common Stock is a cash reserve, as determined by the Custodian, for settlement of future common stock transactions.  During the years ended 2008 and 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

Investment (Depreciation) Appreciation	2008	2007

LMI Aerospace, Inc. Common Stock	$(6,029,319)	$4,762,490
Mutual Funds	(6,981,186)	1,030,093
Net (depreciation) appreciation in fair value	$(13,010,505)	$5,792,583

Interest and dividends realized on the Plan’s investments for the years ended 2008 and 2007 were $127,794 and $135,547, respectively.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.  During 2008 and 2007, the Plan had party-in-interest transactions with LMI Aerospace, Inc. and various services providers of administrative, trust and recordkeeping services as follows:

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances.  At December 31, 2008 and 2007, participants held 505,435 and 375,410 shares, respectively.

The Plan incurs expenses related to general administration and recordkeeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007, to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$22,357,100	$33,692,635
Contributions received subsequent to year end	493,653	440,339
Net assets available for benefits per Form 5500	$22,850,753	$34,132,974

The following is a reconciliation of contributions to the Plan per the financial statements for the years ended December 31, 2008 and 2007, to Form 5500:

	2008	2007
Contributions per the financial statement	$2,832,161	$2,935,685
Less: Prior year contribution receivable	(440,339)	(388,349)
Plus: Current year contribution receivable	493,653	440,339
Contributions per Form 5500	$2,885,475	$2,987,675

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 6:	Fair Value of Plan Assets and Liabilities

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

At December 31, 2008, Plan investments in mutual funds and LMI Aerospace, Inc. common stock were valued using Level 1 inputs as quoted prices were available in active markets.  Plan investments also consisted of participant loans, which were valued using Level 3 inputs, specifically, cost that approximated fair value, as follows:

Level 1	$20,965,850
Level 3	1,391,250
$22,357,100

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Participant Loans

Balance at January 1, 2008	$1,156,149

New loans/distributions	838,516
Loan payments	(603,415)

Balance at December 31, 2008	$1,391,250

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 7:	Subsequent Events

Effective February 2, 2009, the Plan Custodian will be Schwab Retirement Plan Service, Inc.  (SRPS), an affiliate of Charles Schwab & Co., Inc.  SRPS will also set up the Plan’s records on its recordkeeping system and reconcile individual accounts with the assets transferred.  SRPS offers unrestricted account access allowing participants’ to change investment percentages on a daily basis and provides advice on how to invest retirement account assets.

Supplemental   Schedule

LMI Aerospace, Inc. Profit-Sharing
And Savings Plan and Trust
EIN 43-1309065 PN 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Investment Type and Issuer	Current Value
Mutual Funds
*Nationwide Best of America Indexed Fixed Fund	$2,314,720
*Nationwide Best of America Short Term Indexed Fixed Fund	53,207
*Nationwide Investor Destinations Aggressive Fund	233,436
*Nationwide Investor Destinations Conservative Fund	287,794
*Nationwide Investor Destinations Moderate Fund	403,834
*Nationwide Investor Destinations Moderately Aggressive Fund	417,514
*Nationwide Investor Destinations Moderately Conservative Fund	240,102
American Century Small Company Fund	86,802
American Fundamental Investor R5	165,363
American Funds Amcap Fund	180,858
American Funds Capital World Growth and Income Fund	1,481,035
American Funds Growth Fund of America Fund	1,208,759
American Funds Income Fund of America	538,504
Baron Growth Fund	712,155
Calvert Income Fund	666,799
Davis NY Venture Fund	1,003,415
Fidelity Adviser Freedom 2005	292
Fidelity Adviser Freedom 2010	374
Fidelity Adviser Freedom 2015	2,627
Fidelity Adviser Freedom 2020	277
Fidelity Adviser Freedom 2025	1,462
Fidelity Adviser Freedom 2030	4,100
Fidelity Adviser Freedom 2035	146
Fidelity Adviser Freedom 2040	10,741
Fidelity Adviser Freedom 2045	2,429
Fidelity Adviser Freedom 2050	11,769
Franklin Balance Sheet Investment Fund	120,358
Heartland Value Fund	269,710
John Hancock Classic Value Fund	564,510
Lord Abbett Mid-cap Value Fund	522,220
Oppenheimer International Bond Fund	441,593
Oppenheimer Value Fund	155,396
Pimco Real Return Fund	951,395
Pioneer High Yield Fund	520,162
Principal Investor Equity Income Fund	137,400
Templeton Growth Fund	880,850
Van Kampen Mid-cap Growth Fund	626,950

*LMI Aerospace, Inc. Common Stock	5,746,792
*Participant Loans, 4.25% - 9.5%	1,391,250

$22,357,100
*Represents a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT-SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 29, 2009	By:	/s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Secretary and Vice President – Chief Financial Officer